Parallel Flight Technologies, Inc.

August 31, 2020

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Sergio Chinos

Re:	Parallel Flight Technologies, Inc. Draft Offering Statement on Form 1-A Submitted June 26, 2020 File No. 024-11247

Dear Mr. Chinos:

Parallel Flight Technologies, Inc., hereby requests qualification of the above-referenced offering statement at 5 p.m., Eastern Time, on September 2, 2020, or as soon thereafter as is practicable.